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                             Terra Industries Inc
                                 Terra Centre
                         600 Fourth St., P.O. Box 6000
                          Sioux City, IA  51102-6000


                               February 26, 2001


VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:  Terra Industries Inc.
     Request to Withdraw Registration Statement on Form S-1
     (Registration No. 333-29323) Originally Filed June 16, 1997
     -----------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act") Terra Industries Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Act.

     The Registration Statement was filed in connection with proposed offerings of the Registrant's common stock, no par value ("Common Stock") as contemplated in the Registration Statement. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.

     The Registrant did not distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement and all activity regarding the proposed initial public offering has been discontinued. The Registrant may subsequently undertake a private placement of Common Stock in reliance upon Rule 155C under the Act.
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Securities and Exchange Commission
February 26, 2001
Page Two.


     Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is 712-233-5586.

                              Sincerely,

                              TERRA INDUSTRIES INC.


                              By:  /s/  Mark A. Kalafut
                                 -------------------------------------
                              Name:    Mark A. Kalafut
                              Title:   Vice President and Associate
                                       General Counsel